John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

September 4, 2013
Mr. Edward Bartz
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DGHM Investment Trust (the “Trust”) (File Nos. 811-21958 and 333-137775)

Dear Mr. Bartz:

On July 18, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 12 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 14 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a shareholder services plan to the Investor Class Shares of the DGHM V2000 SmallCap Value Fund, one of the two series portfolios of the Trust.

On August 26, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please explain why the Trust is seeking to accelerate the effective date of the Amendment.

Response: We would like to request acceleration of this Amendment for the following reason:

The Amendment was filed on July 18, 2013 for the sole purpose of adding a shareholder services plan to the Investor Class shares of the DGHM V2000 SmallCap Value Fund. On June 28, 2013 the Trust had filed its annual update to its registration statement to update its financials. The two funds of the Trust are proposed to reorganize out of the Trust and into another investment company – The World Funds Trust. A proxy statement soliciting shareholder vote on this reorganization has been filed with the SEC and we received a comment on the proxy statement from Amy Miller. In order to finalize the proxy statement and solicit shareholder vote, we must have the Amendment adding the shareholder plan go effective. In advance of submitting all filings (i.e., this Amendment and the proxy statement), we discussed our plans with Ms. Miller. She made no representations that acceleration would be granted, but she was understanding of our position and indicated that she would give our request due consideration after we had submitted the filings. We note that, in part, we had made a presumption that since the Funds’ registration statement went effective after the last 485A filing in April of 2010 (which was done in conjunction with adding the V2000 SmallCap Value Fund), there have been no material modifications to the Trust’s prospectus. We felt that there probably would not, as a result, be many significant comments and we would be able to move forward rather quickly with the proxy statement and the plan for reorganization. We understand that requests for acceleration can be granted in the Commission’s (and its staff’s) sole discretion – we have, as a practical matter, operated and coordinated with the staff in the past to seek such acceleration where our client makes such a request of us, timing schedules press us to seek such acceleration and there are no material issues or disagreements with the staff on disclosure issues. We feel that all of the foregoing items are present here, and, as a result, we respectfully request acceleration for the Trust of the Amendment.

Prospectus

Fund Summary – Fees and Expenses of the Fund (DGHM All-Cap Value Fund)

2.	Comment: Footnote 1 should be removed as it relates to fees that became effective in 2010.

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: The expense limitation term should extend beyond June 30, 2014 so that it will be effective for at least one year once the registration statement becomes effective.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Confirm if there should be a line item for acquired fund fees and expenses since the Fund may invest in exchange-traded funds.

Response:      The Trust has confirmed that no expense line item is required for any investments in other investment companies, including exchange-traded funds, as such would represent less than 0.01% in expenses for the Fund.

5.	Comment: Please update the year-to-date returns from as of March 31, 2013 to as of June 30, 2013.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Fees and Expenses of the Fund (DGHM V2000 SmallCap Value Fund)

6.
Comment:      The expense limitation term should extend beyond June 30, 2014 so that it will be effective for at least one year once the registration statement becomes effective. Additionally, in footnote one please remove the following sentence: “Prior to June 30, 2013, the Adviser waived or reduced its fees, with the above exceptions, at a rate of not more than 1.65%.”

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies (DGHM V2000 SmallCap Value Fund)

7.	Comment: The Fund’s 80% policy should refer to small capitalization equities as opposed to equities. Please revise the language in the investment strategy to clarify this.

Response: The Trust has revised the disclosure as you have requested.

8.	Comment: In the third sentence of the first paragraph in this section, please delete the word “generally.”

Response: The Trust has revised the disclosure as you have requested.

9.
Comment:      Please add “as of the date of rebalancing” following the sentence that states: “The V2000 SmallCap Value Fund considers a company to be a small capitalization company if its market capitalization is within a range of the Russell 2000® Index.”

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: Please disclose the capitalization range of companies in the Russell 2000 Index as of a recent date.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Fees and Expenses of the Fund (DGHM V2000 SmallCap Value Fund)

11.	Comment: Confirm if there should be a line item for acquired fund fees and expenses since the Fund may invest in exchange-traded funds.

Response:      The Trust has confirmed that no expense line item is required for any investments in other investment companies, including exchange-traded funds, as such expense represent less than 0.01% in expenses for the Fund.

12.	Comment: Please update the year-to-date returns from as of March 31, 2013 to as of June 30, 2013.

Response: The Trust has revised the disclosure as you have requested.

General Information – Historical Performance of Accounts Similar to the All-Cap Value Fund

13.
Comment:      It is noted that the composite consists of 27 advisory accounts as of March 31, 2013. Please confirm that the 27 accounts represent all of the accounts that are managed in a substantially similar style to the Fund.

Response:      The Trust has updated the advisory account information as of June 30, 2013 from 27 accounts to 24 accounts and confirms that the 24 advisory accounts are all of the accounts that are managed in a substantially similar style to the Fund.

14.	Comment: Please reword the sentence below to state that the composite’s performance would be lower if it incurred the same expenses as the Fund.

The overall expenses of the accounts comprising the DGHM All-Cap Value Composite are generally lower than those of the All-Cap Value Fund and, accordingly, expenses generally have less of an adverse effect on the performance of the DGHM All-Cap Value Composite.

Response: The Trust has revised the disclosure as you have requested.

General Information – Historical Performance of Accounts Similar to the V2000 SmallCap Value Fund

15.
Comment:      It is noted that the composite consists of 15 advisory accounts as of March 31, 2013. Please confirm that the 15 accounts represent all of the accounts that are managed in a substantially similar style to the Fund.

Response: The Trust confirms that the 15 advisory accounts are all of the accounts that are managed in a substantially similar style to the Fund.

16.	Comment: Please reword the sentence below to state that the composite’s performance would be lower if it incurred the same expenses as the Fund.

The overall expenses of the accounts comprising the DGHM V2000 SmallCap Value Composite are generally lower than those of the V2000 SmallCap Value Fund and, accordingly, expenses generally have less of an adverse effect on the performance of the DGHM V2000 SmallCap Value Composite.

Response: The Trust has revised the disclosure as you have requested.

General Information – the Funds’ Portfolio Managers

17.	Comment: Please confirm that the portfolio managers listed are jointly responsible for the management of the Funds.

Response: The Trust confirms that the portfolio managers listed are jointly and primarily responsible for the management of the Funds. The Trust has revised the disclosure to reflect this.

Statement of Additional Information

Trustees and Officers

18.	Comment: In the Trustee table for the last column, please revise the heading to relate to other directorships held in the “past five years.”

Response:      The Form N-1A specifies that principal occupations held by directors should be listed if they have been held in the “past five years,” but no similar requirement is noted in the column of the table relating to other directorships held. As such, the Trust has left the disclosure as is so that it matches the table headers set forth in the Form N-1A.

Wrapper / Part C

19.
Comment:      Exhibit J in the list of exhibits is the consent of the Trust’ auditor. There is a footnote noting that this exhibit is incorporated by reference to a prior filing. This exhibit needs to be filed with the 485B filing of the Trust and may not be incorporated by reference.

Response: The Trust will file Exhibit J with its upcoming 485B filing.

20.	Comment: On the signature page, Ms. Shupe may not sign for the president of the Trust with a power of attorney. Please have Mr. Baker sign in his capacity as president for the next filing.

Response: The Trust will make the change you have requested.

*                         *                        *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively